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                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                  -------------

                                  SCHEDULE 13D

                    Under The Securities Exchange Act of 1934
                                (Amendment No. )(1)

                   Grey Wolf, Inc. (f/k/a DI Industries, Inc.)

             ------------------------------------------------------
                                (Name of issuer)

                     Common Stock, par value $0.10 per share

             ------------------------------------------------------
                         (Title of class of securities)

                                   232909-10-1
             ------------------------------------------------------
                                 (CUSIP Number)

                             c/o William R. Ziegler
                                 Parson & Brown
                           666 Third Avenue, 9th Floor
                    New York, New York 10017; (212) 551-9860

             ------------------------------------------------------
                  (Name, address and telephone number of person
                authorized to receive notices and communications)

                               September 30, 1997

             ------------------------------------------------------
             (Date of event which requires filing of this statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1 (b)(3) or (4), check the following box |_|.

     Note. Six copies of this statement including all exhibits, should be filed with the Commission. See Rule 13d-1 (a) for other parties to whom copies are to be sent.

                              (Continued on following pages)

--------

     (1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                 Page 1 of   Pages



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CUSIP No. 232909-10-1      13D  Page  2   of         Pages
          -----------                --      ------


   1     NAME OF REPORTING PERSONS
         S.S OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS


   2            Somerset Drilling Associates, L.L.C.

         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*              (a)  |_|
                                                                        (b)  |_|
   3     SEC USE ONLY


   4     SOURCE OF FUNDS* OO (See Item 3)


   5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)

                                                                             |_|
   6     CITIZENSHIP OR PLACE OF ORGANIZATION

                Delaware

     NUMBER OF
      SHARES
   BENEFICIALLY
     OWNED BY           7    SOLE VOTING POWER
       EACH                     See Item 5(b)
     REPORTING
    PERSON WITH

                        8    SHARED VOTING POWER
                                     See Item 5(b)

                        9    SOLE DISPOSITIVE POWER
                                     See Item 5(b)

                       10    SHARED DISPOSITIVE POWER
                                     See Item 5(b)

  11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                35,423,978

  12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
        CERTAIN SHARES*                                                      |X|
                See Item 5(a)

  13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                23.3%
  14    TYPE OF REPORTING PERSON*
                00 (Limited Liability Company)

                             *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No.  232909-10-1       13D    Page   3   of         Pages
           -----------                  --       ------


   1     NAME OF REPORTING PERSONS

         S.S OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS


                Somerset Capital Partners

   2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*              (a)  |_|
                                                                        (b)  |_|


   3     SEC USE ONLY


   4     SOURCE OF FUNDS* OO (See Item 3)


   5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)

                                                                             |_|
   6     CITIZENSHIP OR PLACE OF ORGANIZATION

                New York

     NUMBER OF          7    SOLE VOTING POWER
      SHARES                         See Item 5(b)
   BENEFICIALLY
     OWNED BY
        EACH
     REPORTING
    PERSON WITH

                        8    SHARED VOTING POWER
                                     See Item 5(b)

                        9    SOLE DISPOSITIVE POWER
                                     See Item 5(b)

                       10    SHARED DISPOSITIVE POWER
                                     See Item 5(b)


  11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                35,423,978


  12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
        CERTAIN SHARES*                                                      |X|
                See Item 5(a)


  13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                23.3%


  14    TYPE OF REPORTING PERSON*
                PN

                             *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No.  232909-10-1      13D   Page  4   of         Pages
           -----------                 --     ------


   1     NAME OF REPORTING PERSONS

         S.S OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

                Thomas H. O'Neill, Jr.

   2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*              (a)  |_|
                                                                        (b)  |_|


   3     SEC USE ONLY


   4     SOURCE OF FUNDS* PF (See Item 3)


   5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)


                                                                             |_|
   6     CITIZENSHIP OR PLACE OF ORGANIZATION

                United States

     NUMBER OF          7    SOLE VOTING POWER
      SHARES                         See Item 5(b)
   BENEFICIALLY
     OWNED BY
        EACH
     REPORTING
    PERSON WITH

                        8    SHARED VOTING POWER
                                     See Item 5(b)

                        9    SOLE DISPOSITIVE POWER
                                     See Item 5(b)

                       10    SHARED DISPOSITIVE POWER
                                     See Item 5(b)

  11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                35,423,978


  12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
        CERTAIN SHARES*                                                      |X|
                See Item 5(a)


  13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                23.3%


  14    TYPE OF REPORTING PERSON*
                IN

                             *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No.  232909-10-1      13D   Page  5   of         Pages
           -----------                 --     ------


   1     NAME OF REPORTING PERSONS

         S.S OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

                Steven A. Webster

   2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*              (a)  |_|
                                                                        (b)  |_|


   3     SEC USE ONLY


   4     SOURCE OF FUNDS* BK (See Item 3)


   5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)


                                                                             |_|
   6     CITIZENSHIP OR PLACE OF ORGANIZATION

                United States

     NUMBER OF          7    SOLE VOTING POWER
      SHARES                         See Item 5(b)
   BENEFICIALLY
     OWNED BY
        EACH
     REPORTING
    PERSON WITH

                        8    SHARED VOTING POWER
                                     See Item 5(b)

                        9    SOLE DISPOSITIVE POWER
                                     See Item 5(b)

                       10    SHARED DISPOSITIVE POWER
                                     See Item 5(b)

  11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 35,499,978 (inclusive of stock options to acquire 75,000 shares of Common Stock)


  12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
        CERTAIN SHARES*                                                      |X|
        See Item 5(a)


  13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
        23.36%


  14    TYPE OF REPORTING PERSON*
        IN

                             *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No.  232909-10-1   13D    Page   6   of       Pages
           -----------                --     ------


   1     NAME OF REPORTING PERSONS
         S.S OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS


                William R. Ziegler

   2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*              (a)  |_|
                                                                        (b)  |_|


   3     SEC USE ONLY


   4     SOURCE OF FUNDS* BK (See Item 3)


    5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)


                                                                             |_|
   6     CITIZENSHIP OR PLACE OF ORGANIZATION

                United States

     NUMBER OF          7    SOLE VOTING POWER
      SHARES                         See Item 5(b)
   BENEFICIALLY
     OWNED BY
        EACH
     REPORTING
    PERSON WITH

                        8    SHARED VOTING POWER
                                     See Item 5(b)

                        9    SOLE DISPOSITIVE POWER
                                     See Item 5(b)

                       10    SHARED DISPOSITIVE POWER
                                     See Item 5(b)

  11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 35,503,978 (inclusive of stock options to acquire 75,000 shares of Common Stock)


  12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
        CERTAIN SHARES*                                                      |X|
        See Item 5(a)


  13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
        23.37%


  14    TYPE OF REPORTING PERSON*
        IN

                             *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13D

INTRODUCTION.

               The reporting persons identified in Item 2 below (collectively, the "Reporting Persons"), together with certain other persons that were parties to a certain shareholders' agreement dated May 7, 1996, as amended on June 11, 1996 (as amended, the "Shareholders' Agreement") and the control persons of such parties (collectively, the "Shareholders' Agreement Group"), were signatories to an initial statement, on Schedule 13D, that was filed with the Securities and Exchange Commission (the "Commission") on September 9, 1996, as amended by an Amendment No. 1 thereto that was filed with the Commission on March 4, 1997 (collectively, the "Prior Schedule 13D"). The Shareholders' Agreement Group (i) jointly filed the Prior Schedule 13D as a group solely because they may have been deemed a "group" within the meaning of Rule 13d-5(b)(1) promulgated pursuant to the Securities Exchange Act of 1934, as amended (the "Exchange Act"), by virtue of the fact that the shares of common stock of the issuer directly or indirectly beneficially owned by them were held subject to certain agreements with respect to the voting and disposition of same under the terms and conditions of the Shareholders' Agreement and (ii) in accordance with Rule 13d-1(f) promulgated pursuant to the Exchange Act, all of the members of the Shareholders' Agreement Group had executed a written agreement, as subsequently amended, relating to the joint filing of the Prior Schedule 13D (the "Prior Group Filing Agreement"). The Shareholders' Agreement Group was comprised of three separate subgroups, with the Reporting Persons comprising the subgroup referred to as the Somerset Group, all as more fully described in the Prior
Schedule 13D. The parties to the Shareholders' Agreement entered into a Second Amendment to Shareholders' Agreement, dated September 30, 1997, which provided for a termination of all of the provisions of the Shareholders' Agreement in their entirety (the "Termination of Shareholders' Agreement"). As a result of the Termination of Shareholders' Agreement, the Shareholders' Agreement Group ceased to be a "group" within the meaning of Rule 13d-5(b)(1) promulgated pursuant to the Exchange Act, and accordingly, the former members of the Shareholders' Agreement Group are jointly filing an Amendment No. 2 to the Prior
Schedule 13D to disclose the disbanding of the Shareholders' Agreement Group caused by the Termination of Shareholders' Agreement and the termination of the Prior Group Filing Agreement (the "Termination of Prior Schedule 13D").

               As a result of the Termination of Shareholders Agreement and Termination of Prior Schedule 13D, each of the Reporting Persons is required to file a Schedule 13D to disclose his or its, as the case may be, current beneficial ownership of more than 5% of the outstanding common stock of the issuer. The Reporting Persons named in Item 2 below, who comprise the Somerset Group described in the Prior Schedule 13D, which group was one of the three subgroups under the Shareholders' Agreement, have chosen to satisfy this filing obligation by jointly filing this Schedule 13D, not only because they may be deemed a "group" within the meaning of Rule 13d-5(b)(1) promulgated pursuant to the Exchange Act by virtue of the fact that they acted in concert in connection with the initial acquisition of securities of the issuer, but also because, for the most part, they may be deemed to share beneficial ownership with respect to the same securities of the issuer. In accordance with Rule 13d-1(f) promulgated pursuant to the


                                 Page 7 of    Pages



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Exchange Act, the persons named in Item 2 below have executed a written agreement relating to the joint filing of this Schedule 13D (the "Group Filing Agreement"), a copy of which is attached hereto as Exhibit I.

ITEM 1.        SECURITY AND ISSUER.

               This statement relates to the common stock, par value $0.10 per share (the "Common Stock") of Grey Wolf, Inc. (f/k/a DI Industries, Inc.), a Texas corporation (the "Company"). The address of the principal executive offices of the Company is 10370 Richmond Avenue, Suite 600, Houston, Texas 77042-4136.

ITEM 2.        IDENTITY AND BACKGROUND.

               The reporting persons are Somerset Drilling Associates, L.L.C., a Delaware limited liability company ("Somerset"), Somerset Capital Partners, a New York general partnership and the managing member of Somerset ("SCP"), Thomas
H. O'Neill, Jr., an individual ("O'Neill"), Steven A. Webster, an individual ("Webster") and William R. Ziegler, an individual ("Ziegler"), with O'Neill, Webster and Ziegler being the three general partners of SCP. Somerset, SCP, O'Neill, Webster and Ziegler are sometimes hereinafter collectively referred to as the "Somerset Group".

               Somerset is a Delaware limited liability company that was formed to serve as a principal shareholder of Somerset Investment Corp., a Texas corporation ("SIC") that was formed to participate in the Somerset Merger (as hereinafter defined), and to acquire, own and hold the shares of Common Stock of the Company to be issued to Somerset in the Somerset Merger. The address of the principal business and the principal office of Somerset is 254 Franklin Street, Buffalo, New York 14202. The sole managing member of Somerset is SCP.

               SCP is a New York general partnership that was formed to serve as a principal shareholder of SIC and as the managing member of Somerset, and to acquire, own and hold the shares of Common Stock of the Company to be issued to SCP in the Somerset Merger. The address of the principal business and the principal office of SCP is 254 Franklin Street, Buffalo, New York 14202. The only partners of SCP are O'Neill, Webster and Ziegler.

               O'Neill is a natural person and one of the three general partners of SCP and has a business address of 254 Franklin Street, Buffalo, New York 14202. The present principal occupation or employment of O'Neill is as the Chairman and Chief Executive Officer of Somerset Exploration Corporation, an oil and gas exploration and production company with its principal place of business located at 254 Franklin Street, Buffalo, New York 14202. O'Neill is a United States citizen.

               Webster is a natural person and one of the three general partners of SCP and has a business address of 1900 West Loop South, Suite 1800, Houston, Texas 77027. The present principal occupation or employment of Webster is as the Chairman, Chief Executive Officer and Treasurer of Falcon Drilling Company, Inc., a marine oil and gas drilling contractor with its


                                 Page 8 of    Pages
principal place of business located at 1900 West Loop South, Suite 1800, Houston, Texas 77027. Webster is a United States citizen.

               Ziegler is a natural person and one of the three general partners of SCP and has a business address of 666 Third Avenue, 9th Floor, New York, New York 10017. The present principal occupation or employment of Ziegler is as a partner of Parson & Brown, a law firm with its principal place of business located at 666 Third Avenue, 9th Floor, New York, New York 10017. Ziegler is a United States citizen.

               During the last five years, none of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors). During the last five years, none of the Reporting Persons was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.        SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

               As disclosed in the Prior Schedule 13D, pursuant to the terms and conditions of that certain Agreement and Plan of Merger between the Company and SIC dated May 7, 1996, as amended by an Amendment dated June 11, 1996, and a Second Amendment dated July 26, 1996 (as amended, the "Somerset Merger Agreement"), on August 29, 1996 (the "Effective Date"), SIC was merged with and into the Company and each outstanding share of common stock of SIC (individually, a "Somerset Share" and collectively, the "Somerset Shares") was converted into the right to receive 39,423.978 shares of Company Common Stock, or an aggregate of 39,423,978 shares of Company Common Stock (hereinafter, the "Somerset Merger"). The Somerset Merger exchange ratio was based on a $25,000,000 valuation placed upon the Somerset Shares, based upon cash contributions by the shareholders of SIC (individually, a "Somerset Shareholder" and collectively, the "Somerset Shareholders") to SIC of at least $25,000,000. In addition to the 39,423,978 shares of Company Common Stock issued to the Somerset Shareholders (inclusive of Somerset and SCP, as well as certain other persons that are not members of the Somerset Group and are not Reporting Persons), in the Somerset Merger, in accordance with the terms of the Somerset Merger Agreement, the Company also issued to the Somerset Shareholders certain warrants (collectively, the "Somerset Shareholder Shadow Warrants"), which provide the Somerset Shareholders the right to purchase up to 1,720,000 shares of Company Common Stock, exercisable only in the event that the issued and outstanding Series A Preferred Stock of the Company is converted into Company Common Stock or a certain option to acquire shares of Company Common Stock is exercised, and in such event, only with respect to an equivalent number of shares as are subject to such conversion or exercise. (See Item 4 below for further details with respect to the Somerset Shareholder Shadow Warrants.) The shares of Company Common Stock issued in the Somerset Merger to the Somerset Shareholders represented approximately one-third of the shares of the Company Common Stock outstanding immediately after the Somerset Merger and a certain other merger described in the


                                 Page 9 of    Pages



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Prior Schedule 13D that was effected contemporaneously therewith (the Somerset
Merger and such other merger being sometimes hereinafter collectively referred to as the "Mergers").

               Of the aggregate 39,423,978 shares of Company Common Stock issued to the Somerset Shareholders in the Somerset Merger, (i) 35,423,978 shares of Company Common Stock were issued to members of the Somerset Group, which shares were previously held subject to the terms and conditions of the Shareholders' Agreement (which terminated on September 30, 1997) and are part of the aggregate number of shares deemed beneficially owned by the Reporting Persons and (ii) 4,000,000 shares of Company Common Stock were issued to Somerset Shareholders who are not members of the Somerset Group (which shares were never subject to the terms and conditions of the Shareholders Agreement and were and are not part of the aggregate number of shares deemed beneficially owned by the Reporting Persons). Of the aggregate 1,720,000 shares of Company Common Stock that are the subject of the Somerset Shareholder Shadow Warrants, (i) 1,545,487 shares of Company Common Stock are the subject of Somerset Shareholder Shadow Warrants issued to members of the Somerset Group (hereinafter, the "Somerset Group Shadow Warrants") and (ii) 174,513 shares of Company Common Stock are the subject of Somerset Shareholder Shadow Warrants issued to Somerset Shareholders who are not members of the Somerset Group.

               The source of funds for the $19,000,000 cash contribution made by Somerset to SIC was the offering and sale of limited liability company interests in Somerset in a private placement transaction. The source of funds for the $6,000,000 cash contribution made by SCP to SIC was as follows: (i) $2,000,000 borrowed by Webster and Ziegler from Citibank N.A., secured by common stock of a company not affiliated with the Company that is owned indirectly by them through a corporation that they own and control, and contributed to SCP for their general partnership interest therein, (ii) $1,000,000 contributed by O'Neill for his general partnership interest in SCP and (iii) $3,000,000 contributed by other investors who are not part of the Somerset Group and not Reporting Persons.

ITEM 4.        PURPOSE OF TRANSACTION.

               As disclosed in Item 3 above, the members of the Somerset Group acquired most of the shares of Company Common Stock owned by them in the Somerset Merger.

               The 35,423,978 shares of Company Common Stock issued to the members of the Somerset Group in the Somerset Merger were acquired by such Reporting Persons primarily for investment purposes, but also with a view towards influencing management.

               As disclosed in Item 3 above, in addition to the 35,423,978 shares of Company Common Stock issued to the members of the Somerset Group in the Somerset Merger, in accordance with the terms of the Somerset Merger Agreement, the Company also issued to the members of the Somerset Group the Somerset Group Shadow Warrants, which provide the members of the Somerset Group the right to purchase up to 1,545,487 shares of Company Common Stock under certain circumstances. The Somerset Group Shadow Warrants are


                                Page 10 of    Pages



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essentially anti-dilution devices that are exercisable only in the event that the issued and outstanding Series A Preferred Stock of the Company is converted into Company Common Stock or a certain option to acquire shares of Company Common Stock (the "Option") is exercised, and in such event, only with respect to an equivalent number of shares as are subject to such conversion or exercise. The Somerset Group Shadow Warrants will be exercisable at the conversion price or option price (as applicable) at which the shares of Series A Preferred Stock are converted (i.e., $1.25 per share) or the Option is exercised (i.e., $1.00 per share), if at all.

               As previously disclosed in the Prior Schedule 13D, contemporaneously with the execution and delivery of the Merger Agreements, the Shareholders' Agreement Parties (inclusive of Somerset and SCP) entered into the Shareholders' Agreement, which became effective as of the Effective Date of the Mergers. The Shareholders' Agreement required the Shareholders' Agreement Parties to vote their Company Common Stock so as to ensure that the Board of Directors and the board of directors of any material subsidiary (as defined) of the Company would consist of five directors, comprised of one representative of each of the three subgroups (inclusive of the Somerset Group) and two directors (the "Non-Party Directors") who are not officers of the Company and do not represent any concentrated or family holdings of shares of stock of the Company (including any of the Shareholders' Agreement Parties). In addition, each of the Shareholders' Agreement Parties had granted in favor of the other parties a four year irrevocable proxy to enforce the foregoing provisions (individually, an "Irrevocable Proxy" and collectively, the "Irrevocable Proxies"). At the Annual Meeting of the Shareholders of the Company held on August 27, 1996, Ziegler, as the director nominee of the Somerset Group, and Webster, as one of the two Non-Party Directors, were two of the five persons elected to the Board of Directors by the shareholders of the Company to serve until the next Annual Meeting of the Shareholders of the Company. Although the Shareholders' Agreement (inclusive of the Irrevocable Proxies executed and delivered pursuant thereto) was terminated effective as of September 30, 1997, Webster and Ziegler continue to serve as directors of the Company.

               As previously disclosed in the Prior Schedule 13D, the Somerset Merger was effected and an aggregate of 35,423,978 shares of Company Common Stock were issued to members of the Somerset Group on August 29, 1996, following the satisfaction of the last closing condition to the consummation of the transactions contemplated by the Somerset Merger Agreement.

               Although there is no present intention to do so, any of the Reporting Persons may decide to make additional purchases of Common Stock in the future either in the open market or in private transactions, subject to their evaluation of the Company's business, prospects and financial condition, the market for the Common Stock, other opportunities available to the Reporting Persons, prospects for the respective business' of the Reporting Persons, general economic conditions, money and stock market conditions and other future developments.

               Somerset presently intends to sell an aggregate of up to 5,524,000 shares of Common Stock as part of a secondary public offering of Common Stock of the Company pursuant to a Registration Statement, on Form S-3, that was filed by the Company with the Commission on September 29, 1997 (the "Registration Statement").


                                Page 11 of    Pages



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



               Depending upon the results of the reviews and the other factors mentioned above, any one of the Reporting Persons, at any time, may decide to change his or its intention with respect to the acquisition and/or retention of shares of Common Stock, including, without limitation, a determination to increase, decrease or entirely dispose of his or its holdings of Common Stock, although, except for the contemplated public sale of shares of Common Stock by Somerset described above, none of the Reporting Persons has any current intention to do so.

               Any one of the Reporting Persons may also approach members of the Company's management in connection with the foregoing and/or any other matter enumerated in clauses (a) through (j) of Item 4 of Schedule 13D and/or each of Webster and Ziegler, in their capacities as directors of the Company, may seek to influence the management of the Company.

               The descriptions of the Merger Agreements, the Somerset Group Shadow Warrants, the Shareholders' Agreement (inclusive of the other agreements which are exhibits thereto, including, without limitation, the Form of Irrevocable Proxy) and the Termination of Shareholders' Agreement contained in this Item 4 are summaries and are subject to and qualified in their entirety by reference to the detailed provisions of such documents, copies of which are attached hereto as Exhibits and incorporated herein by reference (see Item 7 below for specific Exhibit references).

               Except as discussed above in this Item 4 (inclusive of the provisions of the documents incorporated herein by reference), none of the Reporting Persons has any current plans or proposals which relate to or would result in the occurrence of any actions or events specified in clauses (a) through (j) of Item 4 of Schedule 13D.

ITEM 5.       INTEREST IN SECURITIES OF THE ISSUER.

               (a) The aggregate number and percentage of shares of Common Stock beneficially owned by each person named in Item 2 above are as follows:

               The aggregate number and percentage of the Common Stock which are owned beneficially and of record by Somerset on the date hereof are 29,962,223 shares of Common Stock, or approximately 19.7% of the 151,835,391 shares of Common Stock issued and outstanding as of September 18, 1997, as set forth in the Registration Statement.

               The aggregate number and percentage of the Common Stock which are owned beneficially by SCP on the date hereof are 35,423,978 shares of Common Stock, or approximately 23.3% of the 151,835,391 shares of Common Stock issued and outstanding as of September 18, 1997, as set forth in the Registration Statement, which number and percentage include the 29,962,223 shares owned of record by Somerset, since SCP is the managing member of Somerset, as well as the 5,461,755 shares owned of record by SCP.


                                Page 12 of    Pages



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



               The aggregate number and percentage of the Common Stock which are owned beneficially by O'Neill on the date hereof are 35,423,978 shares of Common Stock, or approximately 23.3% of the 151,835,391 shares of Common Stock issued and outstanding as of September 18, 1997, as set forth in the Registration Statement, which number and percentage include the 29,962,223 shares owned of record by Somerset and the 5,461,755 shares owned of record by SCP, since O'Neill is a partner of SCP and SCP is the managing member of Somerset.

               The aggregate number and percentage of the Common Stock which are owned beneficially by Webster on the date hereof are 35,499,978 shares of Common Stock, or approximately 23.36% of the 151,910,391 shares of Common Stock that would have been issued and outstanding as of September 18, 1997, assuming the exercise of vested stock options to acquire 75,000 shares of Common Stock held by Webster, which number and percentage include the 29,962,223 shares owned of record by Somerset and the 5,461,755 shares owned of record by SCP, since Webster is a partner of SCP and SCP is the managing member of Somerset, as well as 1,000 shares owned of record by Webster and the vested stock options to acquire 75,000 shares of Common Stock owned by Webster.

               The aggregate number and percentage of the Common Stock which are owned beneficially by Ziegler on the date hereof are 35,503,978 shares of Common Stock, or approximately 23.37% of the 151,910,391 shares of Common Stock that would have been issued and outstanding as of September 18, 1997, assuming the exercise of vested stock options to acquire 75,000 shares of Common Stock held by Ziegler, which number and percentage include the 29,962,223 shares owned of record by Somerset and the 5,461,755 shares owned of record by SCP, since Ziegler is a partner of SCP and SCP is the managing member of Somerset, as well as 5,000 shares owned of record by Ziegler and the vested stock options to acquire 75,000 shares of Common Stock owned by Ziegler.

               Notwithstanding the foregoing, if each of Somerset, SCP, O'Neill, Webster and Ziegler are deemed to constitute a "group" within the meaning of
Section 13(d)(3) and Rule 13d- 5(b) by virtue of their action in concert in connection with the acquisition of an aggregate of 35,423,978 shares of Common Stock pursuant to the Somerset Merger Agreement, then each of the foregoing members of the Somerset Group may be deemed to beneficially own an aggregate of 35,579,978 shares of Company Common Stock, or approximately 23.4% of the 151,985,391 shares of Common Stock that would have been issued and outstanding as of September 18, 1997, assuming the exercise of vested stock options to acquire 150,000 shares of Common Stock held in the aggregate by Webster and by Ziegler (inclusive of the 35,423,978 shares of Common Stock acquired by such persons pursuant to the Somerset Merger Agreement, the 5,000 shares of Common Stock acquired individually by Ziegler several years ago, the 1,000 shares acquired individually by Webster several years ago and the 75,000 stock options issued to each of Webster and Ziegler as directors of the Company). Each of Somerset, SCP, O'Neill and Ziegler disclaims beneficial ownership of the shares of Common Stock owned (and/or to be owned, upon exercise of vested stock options) of record by Webster and each of Somerset, SCP, O'Neill and Webster disclaims beneficial ownership of the shares of Common Stock owned (and/or to be owned, upon exercise of vested stock options) of record by Ziegler.


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               The foregoing aggregate number and percentage of the Common Stock beneficially owned by the Reporting Persons as of the date hereof does not include any shares of Common Stock that any member of the Somerset Group may have the right to acquire upon any exercise of the Somerset Group Shadow Warrants, as any such right to acquire shares of Common Stock pursuant to the Somerset Group Shadow Warrants is contingent upon the occurrence of events not within the control of any Reporting Person and which may or may not occur within 60 days of the date hereof.

               (b) With respect to each person named in response to paragraph
(a) of this Item 5 of Schedule 13D, set forth below are the number of shares of Common Stock as to which there is sole power to vote or to direct the vote, shared power to vote or direct the vote, and sole or shared power to dispose or direct the disposition:

               Somerset may be deemed to have the sole power to vote (and direct the vote of) and to dispose of (and direct the disposition of) the 29,962,223 shares of Common Stock owned of record by it and, notwithstanding the foregoing, SCP, as the sole managing member of Somerset, and each of O'Neill, Webster and Ziegler, as the general partners of SCP, may be deemed to share the power to vote (and direct the vote of) and to dispose of (and direct the disposition of) the 29,962,223 shares of Common Stock owned of record by Somerset.

               SCP may be deemed to (i) have the sole power to vote (and direct the vote of) and to dispose of (and direct the disposition of) the 5,461,755 shares of Common Stock owned of record by it and (ii) as the sole managing member of Somerset, share the power to vote (and direct the vote of) and to dispose of (and direct the disposition of) the 29,962,223 shares of Common Stock owned of record by Somerset. Notwithstanding the foregoing, each of O'Neill, Webster and Ziegler, as the general partners of SCP, may be deemed to share the power to vote (and direct the vote of) and to dispose of (and direct the disposition of) (i) the 5,461,755 shares of Common Stock owned of record by SCP and (ii) the 29,962,223 shares of Common Stock owned of record by Somerset and beneficially by SCP.

               Each of O'Neill, Webster and Ziegler, as the general partners of SCP, may be deemed to share the power to vote (and direct the vote of) and to dispose of (and direct the disposition of) the 35,423,978 shares of Common Stock beneficially owned by SCP (5,461,755 shares of which are owned of record by SCP and 29,962,223 shares of which are owned of record by Somerset). In addition,
(i) Webster may be deemed to have the sole power to vote (and direct the vote of) and to dispose of (and direct the disposition of) (A) the 1,000 shares of Common Stock owned of record by him and (B) upon exercise of vested stock options held by him, the 75,000 shares of Common Stock issuable pursuant thereto, and (ii) Ziegler may be deemed to have the sole power to vote (and direct the vote of) and to dispose of (and direct the disposition of) (A) the 5,000 shares of Common Stock owned of record by him and (B) upon exercise of vested stock options held by him, the 75,000 shares of Common Stock issuable pursuant thereto.

               In addition, notwithstanding the foregoing, if each of Somerset, SCP, O'Neill, Webster and Ziegler are deemed to constitute a "group" within the meaning of Section 13(d)(3) and Rule 13d-5(b) by virtue of their action in concert in connection with the acquisition of an


                                Page 14 of   Pages



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aggregate of 35,423,978 shares of Common Stock pursuant to the Somerset Merger
Agreement, then (i) Somerset may be deemed to share with SCP and each of O'Neill, Webster and Ziegler, the power to vote (and direct the vote of) and to dispose of (and direct the disposition of) the 5,461,755 shares of Common Stock owned of record by SCP, (ii) each of Somerset, SCP, O'Neill and Webster may be deemed to share with Ziegler the power to vote (and direct the vote of) and to dispose of (and direct the disposition of) the 5,000 shares of Common Stock owned of record by Ziegler and the 75,000 shares of Common Stock issuable upon the exercise of vested stock options held by Ziegler and (iii) each of Somerset, SCP, O'Neill and Ziegler may be deemed to share with Webster the power to vote (and direct the vote of) and to dispose of (and direct the disposition of) the 1,000 shares of Common Stock owned of record by Webster and the 75,000 shares of Common Stock issuable upon the exercise of vested stock options held by Webster. Each of Somerset, SCP, O'Neill and Ziegler disclaims beneficial ownership of the shares of Common Stock owned (and/or to be owned, upon exercise of vested stock options) of record by Webster and each of Somerset, SCP, O'Neill and Webster disclaims beneficial ownership of the shares of Common Stock owned (and/or to be owned, upon exercise of vested stock options) of record by Ziegler.

               (c) Except for the pledge of 5,461,755 shares of Common Stock by SCP described in Item 6 below, during the past 60 days, none of the Reporting Persons has effected any transaction in the Common Stock.

               (d)  Not applicable.

               (e)  Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

               As previously disclosed in Item 4 above, and in the Prior
Schedule 13D, Somerset and SCP were parties to the Shareholders' Agreement, which became effective as of the Effective Date of the Mergers. The Shareholders' Agreement required that the parties thereto (collectively, the "Shareholders' Agreement Parties") vote their Company Common Stock so as to ensure that the Board of Directors and the board of directors of any material subsidiary (as defined) of the Company consists of five directors, of which each of the three subgroups (inclusive of the Somerset Group) would be entitled to designate and maintain one director and the remaining two of which (the "Non-Party Directors") would be persons who are not officers of the Company and do not represent any concentrated or family holdings of shares of stock of the Company (including any of the Shareholders' Agreement Parties). Ziegler was the initial nominee of the Somerset Group under the Shareholders' Agreement and Webster was one of the two Non-Party Directors. Each of the Shareholders' Agreement Parties had granted the other parties an Irrevocable Proxy to enforce the foregoing provisions. The Shareholders' Agreement also contained (i) certain standstill provisions that effectively deprived the Shareholders' Agreement Parties of voting rights with respect to any additional shares of the Company that they may thereafter acquire so as to limit their relative voting power to their voting power as of the effective date of the Mergers, and (ii) certain provisions that provided rights of first refusal and


                                Page 15 of   Pages



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co-sale among the Shareholders' Agreement Parties as to certain sales or dispositions of shares of the Company to third parties. As previously disclosed above in the Introduction and in Item 4, the Shareholders' Agreement Parties (inclusive of Somerset and SCP) entered into the Termination of Shareholders' Agreement, which provided for a termination of all of the provisions of the Shareholders' Agreement, effective as of September 30, 1997. The Irrevocable Proxies executed and delivered pursuant to the Shareholders' Agreement terminated pursuant to their terms upon the termination of the Shareholders' Agreement. Upon the filing of the Termination of Prior Schedule 13D with the Commission, the Prior Group Filing Agreement will terminate pursuant to its terms.

               In addition, contemporaneously with the execution and delivery of the Somerset Merger Agreement, the Company and certain members of the Somerset Group, as well as certain other parties (collectively the "Registration Rights Agreement Parties"), entered into a Registration Rights Agreement dated May 7, 1996, as amended June 11, 1996, and further amended as of July 26, 1996 (as amended, the "Registration Rights Agreement"), that requires the Company, upon the occurrence of certain events, to register for resale under the Securities Act of 1933, as amended (the "Securities Act"), the shares of Company Common Stock owned by the Registration Rights Agreement Parties and certain permitted assignees thereof, including a requirement of the Company to file promptly and maintain the effectiveness of a Registration Statement on Form S-3 covering the resale of the shares of Company Common Stock issued in the Mergers (inclusive of any shares of Company Common Stock (i) issued in the Mergers to Somerset Shareholders who are not Registration Rights Agreement Parties and/or (ii) issuable upon exercise of the Somerset Shareholder Shadow Warrants). The Registration Rights Agreement remains in full force and effect.

               Contemporaneously with the execution and delivery of the Somerset Merger Agreement, the Company entered into an investment monitoring agreement with SCP dated May 7, 1996, but effective as of the Effective Date (the "Investment Monitoring Agreement") providing for a one time payment by the Company of $75,000 (the "Investment Monitoring Fee") to SCP to monitor on behalf of Somerset and SCP the investment in the Company by Somerset and SCP resulting from the Somerset Merger. The Investment Monitoring Fee was paid by the Company on the effective date of the Mergers.

               Pursuant to Article V of that certain Limited Liability Company Agreement of Somerset dated July 1, 1996 (the "Somerset LLC Agreement"), once the members of Somerset have received distributions of cash and/or securities equal in value to the sum of a specified priority return on their investment in Somerset and the amount of such investment, SCP, as the managing member of Somerset, is entitled to receive 20% of all subsequent distributions made by Somerset of (i) available cash flow from Somerset (which may include proceeds from the sale of Common Stock) and (ii) securities of the Company, in addition to its pro rata share of any such distributions made to the members of Somerset in proportion to their respective capital contributions to Somerset.

               Each of Webster and Ziegler is a party to a Stock Option Agreement dated as of August 29, 1996 with the Company (the "Webster Stock Option Agreement" and the "Ziegler


                                Page 16 of    Pages



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Stock Option Agreement," respectively, and collectively, the "Stock Option
Agreements"), pursuant to which non-qualified stock options to acquire 75,000 shares of Common Stock, at an exercise price of $1.625 per share, were granted to each of Webster and Ziegler. The options granted pursuant to the Stock Option Agreements are non-transferable and are exercisable during a ten-year exercise period, commencing on the date of grant, subject to earlier expiration in the event that the optionee ceases to serve as a director of the Company.

               On September 15, 1997, SCP pledged the 5,461,755 shares of Common Stock owned of record by it in favor of M&T Bank (the "Bank") to secure a $715,000 loan made by the Bank to SCP. The loan documentation, inclusive of a pledge agreement with respect to such shares of Common Stock, contains standard default provisions.

               The descriptions of the Merger Agreements, the Somerset Group Shadow Warrants, the Shareholders' Agreement (inclusive of the other agreements which are exhibits thereto, including, without limitation, the Form of Irrevocable Proxy), the Termination of Shareholders' Agreement, the Registration Rights Agreement, the Investment Monitoring Agreement, the Somerset LLC Agreement, and the Stock Option Agreements contained in this Item 6 are summaries and are subject to and qualified in their entirety by reference to the detailed provisions of such documents, copies of which are attached hereto as Exhibits and incorporated herein by reference (see Item 7 below for specific Exhibit references).

               Except as discussed in this Item 6 and in Item 4 above (in each case, inclusive of the provisions of the documents incorporated herein by reference), none of the Reporting Persons is a party to any contract, arrangement, understanding or relationship (legal or otherwise) among the Reporting Persons named in Item 2 above or between any such Reporting Persons and any other person with respect to any securities of the Company, including, without limitation, those relating to the transfer or voting of any securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, the giving or withholding of proxies, the pledge of securities or any other arrangement involving a contingency the occurrence of which would give another person voting power or investment power over such securities.

ITEM 7.        MATERIAL TO BE FILED AS EXHIBITS.

        I.     Group Filing Agreement referred to in the Introduction.

        II.    Somerset Merger Agreement referred to in Items 3, 4 and 6.

        III. Shareholders Agreement (inclusive of the Form of Irrevocable Proxy) and Amendment thereto, referred to in the Introduction and Items 3, 4 and 6.

        IV.    Form of Shadow Warrant referred to in Items 3 and 4.

        V.     Registration Rights Agreement referred to in Item 6.


                                Page 17 of    Pages



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        VI.    Investment Monitoring Agreement referred to in Item 6.

        VII.   Somerset LLC Agreement referred to in Item 6.

        VIII. Second Amendment to Shareholders' Agreement, referred to as the Termination of Shareholders' Agreement in the Introduction and in Items 4 and 6.

        IX.    Webster Stock Option Agreement referred to in Item 6.

        X.     Ziegler Stock Option Agreement referred to in Item 6.


                                Page 18 of    Pages



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                                           SIGNATURE

               After reasonable inquiry and to the best knowledge and belief of the undersigned, each of the undersigned hereby certifies that the information set forth in this statement is true, complete and correct.

                                 SOMERSET GROUP:

Dated:          October 8, 1997             SOMERSET DRILLING ASSOCIATES, L.L.C.
        ----------------------------
                                            By: Somerset Capital Partners,
                                                its Managing Member

                                            By: /s/ WILLIAM R. ZIEGLER
                                               --------------------------------
                                               William R. Ziegler, Partner

Dated:          October 8, 1997             SOMERSET CAPITAL PARTNERS
        ----------------------------

                                            By: /s/ WILLIAM R. ZIEGLER
                                               --------------------------------
                                               William R. Ziegler, Partner

Dated:          October 8, 1997              /s/ THOMAS H. O'NEILL, JR.
        ----------------------------        ---------------------------
                                            Thomas H. O'Neill, Jr., Individually

Dated:          October 8, 1997              /s/ STEVEN A. WEBSTER
        ----------------------------        ----------------------
                                            Steven A. Webster, Individually

Dated:          October 8, 1997              /s/ WILLIAM R. ZIEGLER
        ----------------------------        -----------------------
                                            William R. Ziegler, Individually


                                Page 19 of   Pages



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                                         EXHIBIT INDEX

Exhibit

Number            Description
------            -----------
I                 Schedule 13D Group Filing Agreement dated October 8, 1997 among
                  Somerset Drilling Associates, L.L.C., Somerset Capital Partners, Thomas H.
                  O'Neill, Jr., Steven A. Webster and William R. Ziegler.

II(a)             Agreement and Plan of Merger dated May 7, 1996, among DI Industries, Inc.
                  (n/k/a Grey Wolf, Inc.) and Somerset Investment Corp. (Incorporated by
                  reference to Exhibit 2.2 to the Registration Statement of the Company on
                  Form S-4 filed with the Commission on June 14, 1996 (No. 333-6077).

II(b)             Amendment to Agreement and Plan of Merger dated June 11, 1996, among DI
                  Industries, Inc. (n/k/a Grey Wolf, Inc.) and Somerset Investment Corp.
                  (Incorporated by reference to Exhibit 2.2.1 to the Registration Statement of the Company on Form S-4 filed with the Commission on June 14, 1996 (No.
                  333-6077).

II(c)             Second Amendment to Agreement and Plan of Merger dated July 26, 1996, among DI Industries, Inc. (n/k/a Grey Wolf, Inc.) and Somerset Investment
                  Corp. (Incorporated by reference to Exhibit 2.2.2 to the Registration Statement on Form S-3 (Amendment No. 1 to Registration Statement on Form S-4) of
                  the Company  filed with the Commission on August 15, 1996 (No. 333-6077).

III(a)            Shareholders' Agreement dated May 7, 1996, among Somerset Drilling
                  Associates, L.L.C., Roy T. Oliver, Jr., U.S. Rig and Equipment, Inc., Mike
                  Mullen Energy Equipment Resource, Inc., GCT Investments, Inc., Mike L.
                  Mullen, Norex Drilling Ltd., and Pronor Holdings, Ltd., inclusive of the Form of Irrevocable Proxy attached as an Exhibit thereto (Incorporated by reference to Exhibit 10.9 to the Registration Statement of the Company on Form S-4
                  filed with the Commission on June 14, 1996 (No. 333-6077).

III(b)            Amendment to Shareholders Agreement dated June 11, 1996, among
                  Somerset Drilling Associates, L.L.C., Somerset Capital Partners, Roy T.
                  Oliver, Jr., U.S. Rig and Equipment, Inc., Mike Mullen Energy Equipment
                  Resource, Inc., GCT Investments, Inc., Mike L. Mullen, Norex Drilling Ltd.,
                  and Pronor Holdings, Ltd. (Incorporated by reference to Exhibit 10.9.1 to the
                  Registration Statement of the Company on Form S-4 filed with the
                  Commission on June 14, 1996 (No. 333-6077).


                                       Page 20 of    Pages



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

IV(a) Form of Shadow Warrant to be issued to the shareholders of Somerset Investment Corporation (Incorporated by reference to
                  Exhibit 10.10 to the Registration Statement of the Company on Form S-4 filed with the Commission on June 14, 1996 (No.
                  333-6077).

V(a)              Registration Rights Agreement dated May 7, 1996, among DI
                  Industries, Inc. (n/k/a Grey Wolf, Inc.), Somerset Drilling
                  Associates, L.L.C., Roy T. Oliver, Jr., U.S. Rig and
                  Equipment, Inc., Mike Mullen Energy Equipment Resource, Inc.,
                  GCT Investments, Inc., Norex Drilling Ltd., and Pronor
                  Holdings, Ltd. (Incorporated by reference to Exhibit 10.12 to the Registration Statement of the Company on Form S-4 filed with the Commission on June 14, 1996 (No.
                  333-6077).

V(b)              Amendment to Registration Rights Agreement dated June 11, 1996, among
                  DI Industries, Inc. (n/k/a Grey Wolf, Inc.), Somerset Drilling Associates,
                  L.L.C., Somerset Capital Partners, Roy T. Oliver, Jr., U.S. Rig and
                  Equipment, Inc., Mike Mullen Energy Equipment Resource, Inc., GCT
                  Investments, Inc., Norex Drilling Ltd., and Pronor Holdings, Ltd.
                  (Incorporated by reference to Exhibit 10.12.1 to the Registration Statement of
                  the Company on Form S-4 filed with the Commission on  June 14, 1996 (No.
                  333-6077).

V(c)              Second Amendment to Registration Rights Agreement dated July 26, 1996, among DI Industries, Inc. (n/k/a Grey Wolf, Inc.), Somerset Drilling
                  Associates, L.L.C., Somerset Capital Partners, Roy T. Oliver, Jr., U.S. Rig
                  and Equipment, Inc., Mike Mullen Energy Equipment Resource, Inc., GCT
                  Investments, Inc., Norex Drilling Ltd., and Pronor Holdings, Ltd.
                  (Incorporated by reference to Exhibit 10.4.2 to the Registration Statement on
                  Form S-3 (Amendment No. 1 to Registration Statement on Form S-4) of the
                  Company  filed with the Commission on August 15, 1996 (No. 333-6077).

VI                Investment Monitoring Agreement dated May 7, 1996, among DI
                  Industries, Inc. (n/k/a Grey Wolf, Inc.), Somerset Capital
                  Partners and Somerset Drilling Associates, L.L.C.
                  (Incorporated by reference to Exhibit 10.13 to the Registration Statement of the Company on Form S-4 filed with the Commission on June 14, 1996 (No. 333-6077).

VII               Limited Liability Company Agreement of Somerset Drilling
                  Associates, L.L.C. dated July 1, 1996 (Incorporated by reference to Exhibit VIII to the Schedule 13D of the Shareholders' Agreement Group filed with the Commission on September 9, 1996).

VIII              Second Amendment to Shareholders' Agreement, dated as of September 30,
                  1997, by and among Somerset Drilling Associates, L.L.C., Somerset Capital
                  Partners, Roy T. Oliver, Jr., U.S. Rig and Equipment, Inc., Mike Mullen


                                Page 21 of   Pages



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


                  Energy Equipment Resource, Inc., GCT Investments, Inc., Mike L. Mullen,
                  Norex Drilling Ltd., and Pronor Holdings, Ltd.

IX.               Non-Qualified Stock Option Agreement, dated as of August 29, 1996, by and between DI Industries, Inc. (n/k/a Grey Wolf, Inc.) and Steven A. Webster.

X.                Non-Qualified Stock Option Agreement, dated as of August 29, 1996, by and between DI Industries, Inc. (n/k/a Grey Wolf, Inc.) and William R. Ziegler.


                                Page 22 of    Pages


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